Exhibit 99.3

Beijing, November 26, 2007

Sanofi-aventis to build a vaccine facility in

Shenzhen for prevention of influenza and

pandemic readiness in China

Agreement signed in Beijing

during French President Nicolas Sarkozy State Visit to China

Sanofi-aventis announced today the signature in Beijing of an agreement between the Chinese authorities and sanofi-aventis to build a facility to manufacture influenza vaccine, during an official ceremony attended by Hu Jintao, President of the People’s Republic of China, and Nicolas Sarkozy, President of the French Republic, in China for a State Visit.

This agreement was signed by Gérard Le Fur, Chief Executive Officer of sanofi-aventis and Xu Zongheng, Mayor of the Shenzhen municipality, where sanofi pasteur vaccine facility will be built. Sanofi Pasteur is the vaccines division of sanofi-aventis Group.

“China is joining a growing number of countries focusing on prevention of diseases and recognizing the value of vaccines. The time is right for sanofi pasteur to further invest in China and prepare to provide this fast growing market with the most modern vaccines to be produced in a state of the industry facility,” said Gérard Le Fur, Chief Executive Officer of sanofi-aventis.

“The Shenzhen government commends this decision to invest in a Sanofi Pasteur influenza vaccine manufacturing facility in Shenzhen. It materializes 10 years of excellent collaboration between sanofi-aventis and the Shenzhen government. It is also a milestone in the history of Shenzhen biological industry development .” said Xu Zongheng, Mayor of Shenzhen.

This new facility will also make it possible for sanofi pasteur to produce pandemic influenza vaccine in China in the event of a human influenza pandemic.

Sanofi Pasteur is planning to start construction of this vaccine manufacturing facility in 2008 with the goal of producing seasonal influenza vaccines for the Chinese market by 2012. This new influenza vaccine facility will be built in Shenzhen where sanofi pasteur already operates a facility. It will be designed for easy expansion to keep pace with the anticipated growth of the Chinese vaccine market.

Sanofi Pasteur’s new vaccine facility in China will be designed to be able to switch to pandemic vaccine manufacturing if a human pandemic influenza is declared and once a pandemic influenza strain is identified by the World Health Organization (WHO).

With a production of 170 million doses of influenza vaccine in 2006, sanofi pasteur is the world leader in research, development and manufacture of influenza vaccines. Sanofi pasteur’s Vaxigrip® and Fluzone® influenza virus vaccines are licensed in over 100 countries.

Seasonal Influenza Overview

Influenza is a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. According to the World Health Organization (WHO), 5-15% of the population is affected with upper respiratory tract infections in annual influenza epidemics.

Hospitalization and deaths mainly occur in high-risk groups (elderly, people with chronic conditions/illness). Although difficult to assess, these annual epidemics are thought to result in between three and five million cases of severe illness and between 300 000 and 500 000 deaths every year around the world1. Most deaths currently associated with influenza in industrialized countries occur among the elderly over 65 years of age.

Reference: 1. www.who.int/vaccine_research/diseases/ari/en/print.html

Pandemic Influenza Overview

Influenza is a disease caused by a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, and for which there is no preexisting immunity. This is why pandemic strains have such potential to cause severe morbidity and mortality. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against a possible influenza pandemic situation.

Sanofi Pasteur and Pandemic Preparedness

Sanofi Pasteur is committed to global pandemic preparedness. As the world leader in research, development and manufacturing of influenza vaccines, sanofi pasteur is involved in pandemic preparedness projects worldwide, with the goal of developing a vaccine to protect against a pandemic influenza virus. Sanofi Pasteur is also investing in major expansions of its seasonal influenza vaccine production facilities in the U.S. and France, which could be used to produce pandemic influenza vaccine if the need arises. For more information please visit http://pandemic.influenza.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

For more information, please visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a billion doses of vaccine in 2006, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although ‘sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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